Exhibit 21

LIST OF SUBSIDIARIES OF REGISTRANT
BRC INC.
A DELAWARE PUBLIC BENEFIT CORPORATION

Subsidiaries*	Jurisdiction
Authentic Brands LLC	Delaware

Good Beans LLC	Delaware

Black Rifle Coffee Company LLC	Delaware

BRCC Operating Company LLC	Delaware

* Not included are other subsidiaries which, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary, as such term is defined by Rule 1-02(w) of Regulation S-X.